Exhibit 12

                              Taubman Centers, Inc.

    Computation of Ratios of Earnings to Combined Fixed Charges and Preferred
                          Dividends and Distributions
                          (in thousands, except ratios)

                                                                           Year Ended December 31
                                                    ----------------------------------------------------------
                                                          2000             1999            1998           1997
                                                          ----             ----            ----           ----

Net Earnings from Continuing Operations  (1) (2)     $   151,826       $    58,445    $    70,403    $    28,662

Add back:
  Fixed charges                                          127,112           105,741        139,556
  Amortization of previously capitalized interest (3)      2,203             2,167          2,335

Deduct:
  Capitalized interest (3)                               (30,730)          (15,574)       (19,254)
                                                     -----------       -----------    -----------    -----------
Earnings Available for Fixed Charges and
  Preferred Dividends and Distributions              $   250,411       $   150,779    $   193,040    $    28,662
                                                     ===========       ===========    ===========    ===========
Fixed Charges
  Interest expense                                        57,329       $    51,327         75,809
  Capitalized interest                                    25,052            14,489         18,192
  Interest portion of rent expense                         3,872             4,122          6,383
  Proportionate share of Unconsolidated
    Joint Ventures' fixed charges                         40,859            35,803         39,172
                                                     -----------       -----------     ----------
  Total Fixed Charges                                $   127,112       $   105,741     $  139,556
                                                     -----------       -----------     ----------

Preferred Dividends and Distributions                     25,600            19,044         16,600          4,058
                                                     -----------       -----------    -----------    -----------

   Total Fixed Charges and Preferred Dividends
     and Distributions                               $   152,712       $   124,785    $   156,156    $     4,058
                                                     ===========       ===========    ===========    ===========

Ratio of Earnings to Fixed Charges and
     Preferred Dividends and Distributions                   1.6               1.2            1.2            7.1


(1) In August 2000, the Company completed a transaction to acquire an additional interest in one of its Unconsolidated Joint Ventures. Under the terms of the agreement, the Operating Partnership became the 100 percent owner of Twelve Oaks and its joint venture partner became the 100 percent owner of Lakeside. A gain of $85.3 million on the transaction was recognized by the Company representing the excess of the fair value over the net book basis of the Company's interest in Lakeside, adjusted for $25.5 million paid and transaction costs.
(2) On September 30, 1998, the Company obtained a majority and controlling interest in TRG, as a result of the GMPT Exchange. Upon obtaining this controlling interest, the Company consolidated the accounts of TRG for 1998. The Company previously accounted for its investment in TRG under the equity method. The Company does not have, and has not had, any parent company outstanding indebtedness. Prior to October, 1997, the Company had no preferred stock.
(3) Amounts include TRG's pro rata share of capitalized interest and amortization of previously capitalized interest of the Unconsolidated Joint Ventures.